John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 14, 2018

Re:	NowRx, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed January 29, 2018
File No. 024-10792

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of March 9, 2018 regarding the Offering Statement of NowRx, Inc. (the “Company”), which we have set out below, together with our responses.

General

1. We note that pursuant to the irrevocable proxy SI Securities, LLC will obtain voting control of the shares of investors who invest less than $50,000. Please disclose the percentage of total outstanding beneficial ownership that SI Securities would hold assuming that all investors in this offering invest less than $50,000 and are required to enter into the irrevocable proxy.

The Company has added disclosure in “Risk Factors” and “Securities Being Offered.”

2. We note that you intend to use The Bryn Mawr Trust Company of Delaware as the escrow agent in order to comply with Rule 15c2-4. Please provide your analysis regarding whether The Bryn Mawr Trust Company of Delaware is a bank for purposes of Rule 15c2-4 and is able to hold such funds in escrow consistent with Rule 15c2-4. To the extent your analysis relies on the Continental Stock Transfer & Trust Company no-action letter (available May 10, 1989), please explain whether The Bryn Mawr Trust Company of Delaware is legally able to accept deposits. If The Bryn Mawr Trust Company of Delaware is not a bank or otherwise eligible to act as an escrow agent for purposes of Rule 15c2-4, please explain how broker-dealers participating in the offering will comply with Rule 15c2-4.

SI Securities, LLC has informed the Company that The Bryn Mawr Trust Company of Delaware ("BMTC DE") is a non-depository trust company formed under Delaware law. BMTC DE has one shareholder and is wholly owned by Bryn Mawr Bank Corp, a publicly traded bank holding company (NASDAQ: BMTC). That holding company operates a full service bank in Pennsylvania and Delaware. The name is Bryn Mawr Trust or “BMT.” The Company has further been informed that BMT is an active member of the Federal Deposit Insurance Corporation. The BMT’s FDIC records are publicly available.

3. We note that on page 3 of the Escrow Agreement that if any investment is dishonored, or if the payment is an amount that is less than or greater than the subscriber’s initial proposed investment, the escrow agent’s sole obligation will be to notify the relevant parties and return such funds to the applicable investor. Please revise to clarify that the funds shall be promptly returned in accordance with the requirements of Rule 10b-9. Additionally, you describe that no later than three business days after receipt by the escrow agent of written notice that there will be no closing of the offering that the escrow agent shall return the customer funds by ACH. Please replace the reference to three business days with the word “promptly,” consistent with the language of Rule 10b-9.

The Escrow Agreement has been revised to clarify that funds will be returned promptly and has been filed as an exhibit to the Offering Statement.

If you have additional comments or questions, please contact me at jeanne.campanelli@khlklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Cary Breese
NowRx, Inc.

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